VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE AT MEETING
If you would like to attend the Annual Meeting to be held on June 3, 2022 at 10:00 a.m. local time (10:00 p.m. Eastern Time on June 2, 2022) at Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - E-Home Household Service Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND "FOR" PROPOSAL 2, 3 AND 4.

(1) Election of Directors:

1a. To elect Wenshan Xie to the Board of Directors.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
1b. To elect Chunsheng Zhu to the Board of Directors.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
1c. To elect Mingxiang He to the Board of Directors.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
1d. To elect Yijing Ye to the Board of Directors.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
1e. To elect Ratansha B. Vakil to the Board of Directors.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
1f. To elect Jianhua Wang to the Board of Directors.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
1g. To elect Mark Willis to the Board of Directors.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(2) To ratify the appointment of TPS Thayer LLC as the company's independent registered public accounting firm for the fiscal year ending June 30, 2022;

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(3) To approve an amendment to the company's Memorandum of Association to increase the company's authorized share capital by 10,000,000 preferred shares;

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(4) To approve amendments to the company's Memorandum and Articles of Association to authorize hybrid and/or electronic meetings of shareholders, receipt of electronic proxies and other relevant documents and to update to changes in law generally.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	Signature	Signature, if held jointly
________________	________________	________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

Annual General Meeting of Shareholders

June 3, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF MEMBERS TO BE HELD ON JUNE 3, 2022

This Notice, Proxy Statement and our 2021 Annual Report are available online at https://www.ej111.com/portal/list/index/id/15

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Wenshan Xie, with full power of substitution, as proxy to represent and vote all ordinary shares of E-Home Household Service Holdings Limited (the "Company") which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Shareholders (or any adjournment thereof) of the Company to be held on June 3, 2022, at 10:00 a.m., local time (10:00 p.m. Eastern Time on June 2, 2022), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOUNRMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)